                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

----------------------------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                       Date examination completed

       811-8644                                                              10/20/99
----------------------------------------------------------------------------------------------------------------------------------
2. State identification Number:  N/A
   ----------------------------------------------------------------------------------------------------------------------------
     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
   ----------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
   ----------------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                  NE                  NV                  NH
   ----------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
   ----------------------------------------------------------------------------------------------------------------------------
     WV                  WI                  WY                  PUERTO RICO
   ----------------------------------------------------------------------------------------------------------------------------
     Other (specify):
----------------------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in representation statement:

      Victory Variable Insurance Funds
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Ste. 1000, Columbus, OH 43219
----------------------------------------------------------------------------------------------------------------------------------

PRICEWATERHOUSECOOPERS LOGO

                                                  PricewaterhouseCoopers LLP
                                                  100 East Broad Street
                                                  Suite 2100
                                                  Columbus OH 43215-3671
                                                  Telephone (614) 225 8700
                                                  Facsimile (614) 224 1044

INDEPENDENT ACCOUNTANTS' REPORT

To the Trustees of The Victory Variable Insurance Funds

We have examined management's assertion about The Victory Variable Insurance Investment Quality Bond Fund, the Victory Variable Insurance Diversified Stock Fund, and the Victory Variable Insurance Small Company Opportunity Fund (separate portfolios constituting The Victory Variable Insurance Funds) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for The Victory Variable Insurance Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about The Victory Variable Insurance Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about The Victory Variable Insurance Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 1999, with respect to securities of The Victory Variable Insurance Funds:

     - Count and inspection of all securities located in the vault of Key Trust Company of Ohio, N.A. in Cleveland, Ohio, without prior notice;

     - Confirmation, or other procedures as we considered necessary, of all securities held in book entry form by the Federal Reserve Bank of Cleveland, Depository Trust Company or Bank of New York;

     - Confirmation or other procedures as we considered necessary, of all securities out for transfer with brokers; and

     - Reconciliation of all such securities to the books and records of the Funds and Key Trust Company of Ohio, N.A.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on The Victory Variable Insurance Funds' compliance with specified requirements.

PRICEWATERHOUSECOOPERS LOGO


In our opinion, management's assertion that The Victory Variable Insurance Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1999, with respect to securities reflected in the investment accounts of The Victory Variable Insurance Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of The Victory Variable Insurance Funds and the Securities and Exchange Commission and should not be used for any other purpose.


/s/ PricewaterhouseCoopers LLP

Columbus, Ohio
October 20, 1999

       MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                     OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of The Victory Variable Insurance Investment Quality Bond Fund, The Victory Variable Insurance Diversified Stock Fund, and The Victory Variable Insurance Small Company Opportunity Fund (separate portfolios constituting The Victory Variable Insurance Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of The Victory Variable Insurance Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 1999. Based on this evaluation, we assert that The Victory Variable Insurance Funds were in compliance with the provisions of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1999, with respect to securities reflected in the investment accounts of The Victory Variable Insurance Funds.

The Victory Variable Insurance Funds